July 19, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Banco Santander, S.A., under the Exchange Act of 1934:

- Series SP-229 Senior Preferred Callable Floating Rate Notes due 2028
- Series SP-230 5.365% Senior Preferred Callable Fixed-to-Fixed Rate Notes due 2028
- Series SP-232 5.439% Senior Preferred Fixed Rate Notes due 2031

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com